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                     December 11, 2023

       Sebastian Lux
       Co-Chief Executive Officer and Chief Financial Officer
       American Battery Materials, Inc.
       500 West Putnam Avenue, Suite 400
       Greenwich, CT 06830

                                                        Re: American Battery
Materials, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41594

       Dear Sebastian Lux:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation